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                                                                       EXHIBIT 9

                           MORRISON RESTAURANTS INC.

                                                                  APRIL 29, 1998

TO OUR SHAREHOLDERS:

     I am pleased to inform you that Morrison Restaurants Inc., a Georgia corporation ("Morrison"), has entered into a merger agreement with Piccadilly Cafeterias, Inc., a Louisiana corporation ("Piccadilly"), pursuant to which Piccadilly has agreed to acquire Morrison. Under the terms of the merger agreement, Piccadilly Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of Piccadilly, has today commenced a tender offer for all of the outstanding shares of the Common Stock of Morrison at $5.00 per share, net to the seller in cash. The shares of Common Stock of Morrison not acquired in the tender offer will be converted into the right to receive $5.00 per share in cash pursuant to a merger of the subsidiary of Piccadilly and Morrison (subject to appraisal rights).

     Your Board of Directors has unanimously approved the tender offer, the merger agreement, and the merger and determined that the tender offer and the merger, considered as a whole, are fair to and in the best interests of the shareholders of Morrison. Accordingly, your Board of Directors recommends that all of the shareholders of Morrison accept the tender offer and tender all of their shares and approve the merger agreement and the merger.

     In arriving at its decision, the Board of Directors considered a number of factors, including the opinion of Wheat First Union, Morrison's financial advisor, that the consideration to be received by the shareholders in the tender offer and the merger is fair from a financial point of view.

     Accompanying this letter is a copy of Morrison's Solicitation/Recommendation Statement on Schedule 14D-9, which contains information regarding the factors considered by the Board of Directors in its deliberations, a copy of the opinion of Wheat First Union and certain other information regarding the tender offer and the merger, and a copy of an Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended. In addition, enclosed is the Offer to Purchase dated April 29, 1998 of the subsidiary of Piccadilly together with related materials, including a Letter of Transmittal to be used for tendering your shares. I urge you to read the enclosed materials carefully before making a decision with respect to tendering your shares in the tender offer.

     I personally, along with the Board of Directors, management and employees of Morrison, wish to thank you for your support.

                                          Sincerely,

                                          Dolph W. von Arx
                                          Chairman of the Board